AquaCell Technologies, Inc.
AMERICAN STOCK EXCHANGE SYMBOL: AQA
10410 Trademark Street
Rancho Cucamonga, CA 91730
Tel. 909.987.0456
Toll Free 800.326.5222
Fax 909.987.6846
www.aquacell.com



August 11, 2005


Craig Slivka, Esq.
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Dear Mr. Slivka:

We hereby request acceleration of effectiveness of the Registration Statement on Form S-3/A (File No.: 333-121903) for Friday, August 12, 2005 at 9:30 AM or as soon thereafter as is practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very Truly Yours,


AquaCell Technologies, Inc.

By: /s/ Gary Wolff
   --------------------------------------
	Gary Wolff
	Chief Financial Officer